=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)1

                               Acxiom Corporation
                ------------------------------------------------
                                (Name of Issuer)

                Common Stock, Par Value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  005125109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a Copy to:
                        Christopher G. Karras, Esq.
                               Dechert LLP
                          4000 Bell Atlantic Tower
                            1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                          Ph. (215) 994-4000

                                 July 13, 2005
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 2 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,802,970**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,802,970**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,802,970**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 3 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         138,660**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        138,660**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    138,660**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 4 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 5 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 6 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 7 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

      THE PURPOSE OF THIS AMENDMENT NO. 6 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 4.  PURPOSE OF TRANSACTION.

On July 12, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer, which stated that they were proceeding with a proposal to acquire all of the shares of the Company that they did not already own and reiterated their desire to meet with Mr. Charles Morgan, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the Issuer's independent directors or their advisors. On July 13, 2005, Mr. Morgan contacted the Reporting Persons requesting certain additional information from the Reporting Persons in advance of a meeting of the Board of Directors of the Issuer. The Reporting Persons responded in a letter dated July 13, 2005 (the "Letter"), which included, among other things, a copy of a letter issued to the Reporting Persons by UBS Securities LLC regarding potential debt financing in connection with the proposal. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)     Joint Filing Agreement

B)     Letter from Reporting Persons dated July 13, 2005 to the Issuer

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 13, 2005          Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 13, 2005          Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 13, 2005          Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 13, 2005          George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 13, 2005          Peter H. Kamin, Managing Member

                            Exhibit B
                          LETTER

                           VAC
                      VALUEACT CAPITAL
                       July 13, 2005

CONFIDENTIAL - VIA ELECTRONIC MAIL

The Board of Directors
Acxiom Corporation (the "Company")
c/o Charles Morgan
1 Information Way
Little Rock, Arkansas 72202

Ladies and Gentlemen of the Board of Directors:

We refer to Charles Morgan's e-mail message to me this morning requesting additional information from VA Partners LLC ("ValueAct Capital") in advance of a meeting of the Board of Directors. We are glad to hear that Mr. Morgan intends to "promptly convene a meeting of the Board" and we would be pleased to attend any such meeting to assist the Board of Directors in their consideration of our offer.

Mr. Morgan requested additional information as to operations of the Company, valuation and proposed financing.

Operations. In our letters to Mr. Morgan and the Board of Directors dated June 3 and July 12, 2005, we set out some of our views on operational strategy of the Company. We would welcome the opportunity at any time to discuss our views on operational strategy in greater detail with the Board of Directors.

Valuation. We have relied on the Company's public information and statements in preparing our offer of $23.00 per share for all the common stock of the Company that we do not already own. If you have information that is not otherwise public that you believe could lead to a higher valuation, we would be pleased to review or discuss that information.

Financing. We attach to this letter a copy of the highly confident letter we received from UBS Securities LLC regarding debt financing. We expressed our commitment to the equity component of the financing in our letter to you dated July 12, 2005.

We look forward to receiving your response to our various communications.

Sincerely,

/s/ Jeffrey W. Ubben
----------------------
Jeffrey W. Ubben
Managing Member

Cc:	Jerry Jones, Esq. (via e-mail)

                              ATTACHMENT

                           UBS SECURITIES LLC
                            299 Park Avenue
                         New York, New York 10171
                            July 12, 2005

ValueAct Capital Partners, L.P.
435 Pacific Avenue
Fourth Floor
San Francisco, CA 94133
Attention: Jeffrey W. Ubben

                        Highly Confident Letter

Ladies and Gentlemen:

        ValueAct Capital Partners, L.P. ("you" or "Sponsor") have advised UBS Securities LLC ("UBSS", "us" or "we") that you propose to acquire (the "Acquisition") Acxiom Corporation (the "Acquired Business" or the "Company") pursuant to a purchase agreement with Acxiom Corporation ("Seller"). All references to "dollars" or "$" in this letter are references to United States dollars. All references to the Company herein shall be deemed to include the Company and its subsidiaries, including the Acquired Business on a post-Acquisition basis.

        You have informed us that the aggregate cash purchase price, together with existing debt to be refinanced and fees, commissions and expenses, will be funded with at least $650 million of new cash equity to be contributed by the Sponsor and $1.6 billion in debt financing (the "Debt Financing"). The Debt Financing will include borrowings by the Company under a senior secured credit facility, including a revolver in an amount to be determined to fund the Company's ongoing working capital needs (the "Credit Facility"), and the issuance by the Company of notes or other debt securities pursuant to a public offering or Rule 144A or other private placement (the "Notes").

        Based upon an initial review of certain public information provided by you relating to the Acquisition and the Acquired Business, we are pleased to inform you that, as of the date hereof and subject to the factors listed below, we are highly confident of our ability to arrange the Debt Financing for the Acquisition.

        We have assumed that the structure, covenants and terms of the Debt Financing will be as determined by UBSS and its affiliates in consultation with you based on (i) market conditions at the time of the syndication, offering or placement of the Debt Financing, (ii) the structure and documentation of the Acquisition and related transactions and (iii) the financial prospects of the Company at the time of sale.

        Our view is based upon the assumption that (i) there will be no change, or the disclosure of any additional information to, or discovery of additional information by, UBSS (including, without limitation, information contained in any review or report provided to UBSS in connection with the Debt Financing) which UBSS deems to be materially adverse in respect of the business, re-with the Debt Financing) which UBSS deems to be materially adverse in respect of the business, results of operations, condition (financial or otherwise), assets, liabilities or prospects of the Company;
(ii) there will not occur, in the judgment of UBSS, a material adverse change or material disruption in the financial, banking or capital markets generally after the date of this letter (including, without limitation, the markets for loans to or debt securities issued by companies similar to the Company) that could reasonably be expected to have a material adverse effect on the syndication of the Credit Facility or the marketing of the Notes; (iii) the definitive documentation for the Acquisition and related transactions (including, without limitation, the documents relating to the Credit Facility and the Notes, including an underwriting agreement or placement agreement, a registration rights agreement and other documents in UBSS's standard forms) will be prepared, executed and delivered, and will be in form and substance reasonably satisfactory to UBSS and all conditions set forth in such documentation will be satisfied; (iv) all requisite regulatory, governmental, shareholder and other third party approvals required to consummate the Acquisition, the Debt Financing and all related transactions will be timely received; (v) UBSS will have a reasonable time to market the Debt Financing based on its experience in comparable transactions and market conditions, and the marketing process will be conducted in a manner satisfactory to UBSS and, in the case of the Notes, utilize offering materials that contain all financial and non-financial information required by the Securities Act of 1933 (whether or not the Notes are sold in a transaction registered under such Act) and the rules and regulations thereunder for registration statements on Form S-l filed thereunder and, in the case of the Credit Facility, offering materials customary for bank loan syndications, in each case in form and substance satisfactory to UBSS; (vi) there will not exist any threatened or pending litigation or other action or proceeding by or before any court or governmental, administrative or regulatory agency or authority that UBSS determines could be materially adverse to the Company or challenging all or any part of the Acquisition, the financing therefor or transactions related thereto or seeking any material amount of damages with respect thereto; and (vii) UBSS's business, financial, legal, tax, environmental and accounting due diligence relating to the Company, the Acquired Business and the Acquisition, including access to management of and internal information relating to the Acquired Business, will be completed and the results thereof will be satisfactory to UBSS.

        This letter is not a commitment to underwrite, purchase or place the Debt Financing, and we express no view as to our willingness to hold any portion of the Debt Financing. This letter is solely for use by you and may not be disclosed to any person other than your directors, officers and advisors on a "need to know" basis without our prior written consent.



[Signature Page Follows]

We look forward to working with you in connection with the financing for the Acquisition.

                                   Very truly yours,

                                   UBS SECURITIES LLC


                                   By:   /s/ Amanda J. Montgomery
                                       ----------------------------
                                       Name:  Amanda J. Montgomery
                                       Title: Managing Director


                                   By:  /s/ Barbara S. Wang
                                       -------------------------------
                                       Name:  Barbara S. Wang
                                       Title: Director and Counsel
                                              Region Americas Legal